RMS

SI 18006641 3ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-49679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning January 1, 2017 and ending December 31, 2017

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle (City) Illinois (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 577-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BKD, LLP
(Name – *if individual, state last, first, middle name*)
233 S. Wacker Drive, Suite 8300
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 6 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OBERWEIS SECURITIES, INC.
Lisle, Illinois

STATEMENT OF FINANCIAL CONDITION

Report of Independent Registered Accounting Firm

As of and for the Year Ended December 31, 2017

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

ASSETS	
Cash and cash equivalents	$ 6,159
Receivable from clearing broker-dealer	1,970,533
Receivable from investment company - related party	246,729
Marketable securities, at fair value (cost $6,766,973)	6,899,353
Deposits with clearing organization	184,571
Interest receivable	109,531
TOTAL ASSETS	$ 9,416,876

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker-dealer	$ 6,150,553
Accrued commissions	5,683
Accrued expenses and other liabilities	768,571
Total Liabilities	6,924,807
STOCKHOLDERS' EQUITY	2,492,069
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,416,876

See notes to financial statements.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2017

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of cash and cash equivalents, receivables, payables and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments' short-term nature.

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2017, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31, 2017. Income tax returns for the years ended December 31, 2014 through 2017 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the issuance of the financial statements and determined that no significant events have occurred that require disclosure.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2017 is as follows:

Cost	$ 6,766,973
Gross unrealized gains	132,919
Gross unrealized losses	(539)
Total fair value	6,899,353
Add - receivable from clearing broker-dealer	1,970,533
Less - payable to clearing broker-dealer	(6,150,553)
Marketable securities, net	$ 2,719,333

Marketable securities are valued and carried at fair value on a recurring basis.

Receivable from clearing broker-dealer relates to unsettled securities transactions. Payable to clearing broker-dealer relates to securities transactions collateralized by securities owned by the Company.

NOTE 4 - Income Taxes

The income tax provision for the year ended December 31, 2017 consisted entirely of a current state tax expense of $3,643.

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2017 totaled $75,584.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), which is a related party with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $20,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2017, the Company received a total of $960,086 under this agreement consisting of $240,000 of service fees, $865,684 of payroll costs funded by the Company less $145,598 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

There were no amounts due from OAM at December 31, 2017.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2017, fees earned were $2,663,936. As of December 31, 2017 amounts due to the Company relating to these fees were $246,729.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 7 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2017:

Fixed Income Securities – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.

Mutual funds - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2017			
	Total	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 331,918	$ 331,918	$ -	$ -
Fixed income securities	6,567,435	-	6,567,435	-
Total Marketable Securities	$ 6,899,353	$ 331,918	$ 6,567,435	$ -

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

On November 30, 2016, the Company, a former registered representative of the Company, and other unaffiliated third persons (a pharmaceutical company and its president) were named as defendants (collectively, the "Defendants") in a civil lawsuit filed in Florida. The plaintiff, through a court-appointed guardian, initiated the action against the Defendants in an effort to recover damages (based on various theories of recovery) allegedly sustained in connection with the plaintiff's investment of approximately $2.835 million in various unregistered securities (convertible debentures and common stock) issued by the pharmaceutical company, which securities were not purchased through the Company. On December 21, 2016, the Company and former registered representative filed a Motion to Compel Arbitration and Dismiss or, in the Alternative, Stay the lawsuit. On March 23, 2017, the court entered an order staying the claims against the Company and its former registered representative.

On September 25, 2017, the plaintiff in the lawsuit re-asserted its claims against the Company and the former registered representative in an arbitration proceeding filed with the Financial Industry Regulatory Authority ("FINRA"). The Company and its former registered representative have filed an answer and affirmative defenses to the claims denying any liability.

The Company cannot state with certainty what the eventual outcome of the pending lawsuit or FINRA arbitration will be. The Company does not believe the resolution of this matter will have a material adverse impact on the results of operations in any future period.

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $1,771,074, which was $1,671,074, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.44 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2017 FOCUS filing.

BKD LLP
CPAs & Advisors

1901 S. Meyers Road, Suite 500 // Oakbrook Terrace, IL 60181-5209
630.282.9500 // fax 630.282.9495 // bkd.com

Report of Independent Registered Public Accounting Firm

Shareholders' and Board of Directors
Oberweis Securities Inc.
Lisle, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oberweis Securities Inc. (Company) as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

Oakbrook Terrace, Illinois
February 27, 2018

We have served as the Company's auditor since 2017.

Praxity